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William Tuttle

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+1 202 261 3009 Fax

October 28, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Asen Parachkevov

Re:	Golub Capital Investment Corporation
Registration Statement on Form 10
File Number: 000-55696

Ladies and Gentlemen:

Golub Capital Investment Corporation, a Maryland corporation (the “Fund”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form 10 (Registration No. 000-55696) (the “Registration Statement”). On behalf of the Fund, we hereby respond to the comments of the staff (the “Staff”) of the Commission in a letter dated October 14, 2016 from Asen Parachkevov of the Staff to Thomas Friedmann of Dechert LLP, outside counsel to the Fund, relating to the Registration Statement. For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. We will also provide courtesy copies of Amendment No. 1, as filed and marked with the changes from the initial filing of the Registration Statement. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 1.

General

1.	We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Asen Parachkevov
October 28, 2016

Response:

The Fund acknowledges the Staff’s comment.

2.	Please confirm that the Fund does not intend to issue debt securities or preferred stock within a year from the effective date of the Registration Statement.

Response:

The Fund confirms that it does not currently anticipate issuing debt securities or preferred stock within one year of the effective date of the Registration Statement.

Item 1. Business

3.	The section explains that the Fund has “sold and will continue to offer shares of [its] common stock in private placement transactions.” Please provide an example that illustrates the calculations for purchase of common stock at a subsequent closing, to illustrate the potential dilutive effects of new investors purchasing shares at NAV that is different (higher or lower) than existing investors

Response:

The Fund respectfully submits that purchases of common stock at a net asset value per share that is different (whether higher or lower) than the net asset value per share at which existing investors purchased common stock would not dilute the net asset value of the shares of common stock held by existing investors. Rather, existing investors would experience only dilution in their ownership percentage of the Fund.

The following example illustrates the effect of sales of shares of the Fund’s common stock at a price equal to net asset value per share where the net asset value per share has increased or decreased from the price paid by existing investors. Each example assumes that the Fund has 1,000,000 shares of common stock outstanding, all of which were sold at $15.00 per share, which was the net asset value per share at the time of purchase, and a subsequent offering of 10,000 shares of common stock at a price equal to the net asset value per share of common stock at the time of the offering where (1) such net asset value per share is $10.00 per share and (2) such net asset value per share is $20.00 per share.

Asen Parachkevov
October 28, 2016

Example 1: Issuance of 100,000 shares of common stock at $10.00 per share when the net asset value per share equals $10.00 at time of the issuance

Price per share of common stock sold in private placement	$10.00
Net offering proceeds per share to the Fund	$10.00
Total shares outstanding (prior to private placement)	1,000,000
Percentage ownership of existing stockholders	100%
Net asset value of the Fund (prior to the issuance)	$10,000,000
Net asset value per share at time of issuance	$10.00
Proceeds from issuance of 100,000 shares of common stock at $10.00 per share	$1,000,000
Net asset value of the Fund (after the issuance)	$11,000,000
Net asset value per share (after the issuance)	$10.00
Percentage ownership of existing stockholders (after the issuance)	90.9%

Example 2: Issuance of 100,000 shares of common stock at $20.00 per share when NAV per share equals $20.00 at time of issuance

Price per share of common stock sold in private placement	$20.00
Net offering proceeds per share to the Fund	$20.00
Total shares outstanding (prior to private placement)	1,000,000
Percentage ownership of existing stockholders	100%
Net asset value of the Fund (prior to the issuance)	$20,000,000
Net asset value per share at time of issuance	$20.00
Proceeds from issuance of 100,000 shares of common stock at $20.00 per share	$2,000,000
Net asset value of the Fund (after the issuance)	$22,000,000
Net asset value per share (after the issuance)	$20.00
Percentage ownership of existing stockholders (after the issuance)	90.9%

Asen Parachkevov
October 28, 2016

Formation Transactions

4.	Please provide additional details regarding the 2016 securitization and highlight the following matters that pertain to the Fund’s securitization transactions (the 2016 securitization in particular and future securitizations, if applicable):

a.	Disclose in plain English the characteristics of the securitization transaction and explain why the Fund engaged in the transaction.

b.	Disclose (1) how the securitization was structured and financed; (2) who originated and earned loan origination fees on the loans that were the subject of the securitizations; and (3) what loan underwriting standards were used and who established such standards.

c.	Disclose whether any incentive fee was earned in respect of the sale or contribution of the loans to securitization vehicles or to the securitization issuer as a result of securitization transactions. Disclose any conflict of interest this presents for the investment adviser. Disclose how the Fund’s Board of Directors will monitor this conflict of interest.

d.	Disclose whether the investment adviser’s activities pertaining to securitizations, including when it acts as collateral manager to the securitization issuer, are covered by indemnification provisions. If so, your response letter should also identify the applicable contractual indemnification provisions.

e.	Disclose the method for selecting the loans that back the securities issued by the securitization issuer, and disclose the selection criteria used. Explain whether the investment adviser or another entity selected the loans.

f.	Disclose whether the securities issued by the securitization issuer were issued pursuant to an exemption from registration under the Securities Act of 1933.

g.	Disclose fees and expenses that, on a consolidated basis, the Fund expects to incur for any securitization it plans to sponsor during the twelve months following effectiveness of the Registration Statement.

Asen Parachkevov
October 28, 2016

Response:

As requested, the Fund has provided additional details regarding the GCIC 2016 Debt Securitization and highlighted the matters described above that pertain to the transaction. We note that the level and detail of disclosure in Amendment No. 1 is consistent with the level of disclosure provided in the public filings of Golub Capital BDC, Inc. (“GBDC”), the other business development company managed by GC Advisors. GC Advisors, in its capacity as collateral manager, is entitled to indemnification under Section 10 of the collateral management agreement dated as of August 16, 2016 by and between the GCIC 2016 Issuer and GC Advisors, which agreement was filed on September 15, 2016 as Exhibit 10.20 to the Registration Statement.

Private Placement of Our Common Stock

5.	The disclosure explains that common shares will be issued at the “most recent quarterly net asset value per share as determined by our board of directors minus any distributions since the end of such quarter, provided that the purchase price is subject to adjustment to the extent required by Section 23 of the 1940 Act.” Please confirm and disclose that the Fund will determine NAV within 48 hours prior to issuing common shares.

Response:

The Fund respectfully submits that Section 23 of the 1940 Act does not require the Fund to determine NAV within 48 hours of issuances of its common stock. Rather, Section 23 requires that the Fund not issue shares of its common stock at a price per share below NAV within 48 hours of sale (excluding Sundays and holidays). Given the illiquid nature of the Fund’s investments, the Fund respectfully submits that its NAV is not susceptible to the daily shifts in NAV as in instances where a fund holds level 1 or level 2 securities. GC Advisors, however, continually monitors for credit developments, such as a significant or unusual event that would impact a portfolio company and cause the fair value of the Fund’s investment in that portfolio company to rise and respectfully submits that there have been no such developments since inception.

Since inception, the Fund (acting pursuant to delegated authority from the Board of Directors, which subsequently reviews and ratifies such actions) has declared a monthly distribution in an amount equal to monthly GAAP earnings (which include unrealized appreciation on investments). As a result of this dividend policy, the Company has maintained a constant NAV per share of $15.00 since inception, which has resulted in all capital calls being completed at $15.00 per share. The Fund respectfully submits that it is aware of its obligations under Section 23 of the 1940 Act and confirms that it has not issued shares at a price per share below net asset value since inception and will continue to monitor to ensure that shares are not sold at prices below then-current NAV per share.

Asen Parachkevov
October 28, 2016

Investment Advisory Agreement

6.	Please note that, with respect to the third component of the Fund’s incentive fee, the Subordinated Liquidation Incentive Fee, the Staff does not believe that a merger, where assets of the Fund have not been sold, constitutes an event in which gains are realized for purposes of Section 205 of the Advisers Act.

Response:

The Fund respectfully submits that the application of the Subordinated Liquidation Incentive Fee to a merger of the Fund is consistent with Section 205 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Section 205 of the Advisers Act provides that a business development company, such as the Fund, is not prohibited from entering into an investment advisory contract that provides for compensation to its investment adviser based upon capital appreciation of the business development company; provided that such compensation does not exceed 20% of the business development company’s capital gains net of unrealized capital depreciation and realized capital losses.

The Fund submits that a merger of the Fund as part of a liquidity event may take many forms, including a transaction in which the Fund merges with and into another business development company or closed-end fund (or subsidiary thereof) in exchange for consideration comprised of cash, securities or a combination of both. In a transaction where the consideration is exclusively cash, the merger would be treated as a sale of all of the assets of the Fund and trigger payment of a capital gains incentive fee in an amount, if positive, equal to 20% of the cumulative aggregate realized capital gains of the Fund from the date of the Fund’s election to be treated as a business development company less the cumulative aggregate realized capital losses of the Company and the aggregate amount of previously paid capital gains incentive fees. Thus, upon closing of the cash merger, GC Advisors would be compensated for the value realized by the stockholders of the Fund on its aggregate capital appreciation as permitted under Section 205 of the Advisers Act.

Asen Parachkevov
October 28, 2016

The Fund respectfully submits that the Subordinated Liquidation Incentive Fee provides for the same incentive compensation to GC Advisors as described in the preceding paragraph in a transaction in which the Fund’s stockholders receive securities of the acquiring entity as consideration. The Fund respectfully submits that the form of the merger should not impact the amount of incentive compensation payable to GC Advisors based on the capital appreciation realized by the stockholders of the Fund at termination of the investment advisory agreement. Under GAAP, a business development company or closed-end fund that acquires the Fund in a merger for consideration comprised of the acquirer’s securities could elect the asset acquisition method of accounting as detailed in Accounting Standards Codification (“ASC”) 805-50, Business Combinations—Related Issues. Under the asset acquisition method of accounting, the acquiring entity allocates the value of the consideration paid to the Fund’s stockholders among the Fund’s assets acquired in the merger based on the relative fair value of such assets other than “non-qualifying” assets (for example: cash). Because the asset acquisition method of accounting does not give rise to goodwill, the acquiring entity holds the assets of the Fund at their appreciated value and the stockholders of the Fund should have received consideration for the step up in basis of the assets taken by the acquiring entity. The Subordinated Liquidation Incentive Fee is intended to compensate GC Advisors for realizing this value for its stockholders in the same manner as the capital gains incentive fee provides in a cash merger. As both merger scenarios would provide the same value to stockholders, the Fund respectfully submits that the Subordinated Liquidation Incentive Fee is consistent with Section 205 of the Advisers Act.

7.	It is unclear how the Incentive Fee Cap would operate to limit incentive compensation payable to the investment adviser, especially since the definition of “Cumulative Pre-Incentive Fee Net Income” includes cumulative aggregate unrealized appreciation, which a business development company may not use for the purpose of calculating capital gains incentive fees. Please provide an example of a situation in which the Incentive Fee Cap would limit incentive compensation payable to the investment adviser.

Response:

The Fund respectfully submits that the Incentive Fee Cap serves effectively as a total return hurdle such that incentive compensation payable to GC Advisors would be limited in a number of circumstances, particularly with respect to the Income Incentive Fee where the Fund, for example, experiences material amounts of unrealized depreciation on a cumulative basis yet does not experience a material decrease in Pre-Incentive Fee Net Investment Income. The Fund respectfully submits that the Incentive Fee Cap operates to limit incentive fees in the same manner as the incentive fee cap of GBDC.

Asen Parachkevov
October 28, 2016

8.	The disclosure states that the Fund is required under GAAP “to include the aggregate unrealized capital appreciation on investments when calculating the capital gain incentive fee accrual, as if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under the Investment Advisory Agreement.” In your response, please discuss the applicable GAAP requirements that require such accruals.

Response:

The Fund respectfully submits that chapters 7.125 and 7.126 of the AICPA Audit and Accounting Guide for Investment Companies provides that business development companies should accrue incentive fees based on the amount by which net realized gains and unrealized gains exceed unrealized losses even though Section 205(b)(3) of the Advisers Act prohibits registered investment advisers from receiving payment of fees based on unrealized gains. Based on this guidance and consistent with industry practice, the Fund is including unrealized gains in the GAAP calculation of the capital gains incentive fee as it has determined that a liability has been incurred given a liquidation of investments at fair value as of the reporting date and the amount of expense can be reasonably estimated.

Item 1A. Risk Factors.

General

9.	Please disclose the risk of investors failing to meet capital calls issued by the Fund and discuss the risks to the Fund.

Response:

The Company has revised the disclosure in Amendment No. 1 to specifically include reference to risks that investors may fail to meet capital calls.

10.	If the Fund plans to issue preferred shares, please include additional disclosure of risks to holders of common units in the event of a preferred shares offering.

Response:

The Fund respectfully submits that it does not currently anticipate issuing preferred stock within the 12 months following effectiveness of the Registration Statement and therefore additional risk disclosure is not necessary at this time.

Asen Parachkevov
October 28, 2016

Accounting Comments

11.	The filing is missing the auditor’s consent for the financial statements dated 9/30/15. Please ensure the consent is attached in an amended filing.

Response:

As previously discussed with the Staff, the Fund intends to file a post-effective amendment to the Registration Statement on or before November 30, 2016 to include an audit report of the current independent registered public accounting firm for the financial statements as of and for the year ended September 30, 2016 and an audit report of RSM US LLP for the financial statements as of and for the year ended September 30, 2015.

12.	Please confirm in correspondence that all wholly owned and all substantially wholly owned subsidiaries are consolidated with the financial statements of the Fund.

Response:

The Fund confirms that all wholly-owned subsidiaries are consolidated with the financial statements of the Fund. The Fund does not have any substantially wholly-owned subsidiaries that are not wholly-owned subsidiaries. As disclosed in the Registration Statement and as discussed in response to comment 20 below, the Fund does not consolidate its investment in GCIC SLF.

13.	The Staff noted the Fund holds investments in controlled investments. Confirm that the Company has performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied.

Response:

As of June 30, 2016, the Fund’s investment in GCIC SLF was the only investment that the Fund was deemed to control for purposes of the 1940 Act. The Fund confirms that, since inception, it has performed an analysis of its investment in GCIC SLF for compliance with the requirements of Rules 3-09 and 4-08(g) of Regulation S-X and will ensure that filings include any incremental financial information under either Rule.

Asen Parachkevov
October 28, 2016

14.	In all applicable disclosures, please use the term “distributions” rather than “dividends” since the character of the distributions is not known at the time of declaration. Based on the disclosures in the report the Fund has historically had return of capital distributions. This comment applies to all communications to shareholders.

Response:

The Fund has reviewed the references to “dividends” throughout the Registration Statement and revised the disclosure in Amendment No. 1 to use the term “distributions” rather than “dividends” where appropriate and will do so in future communications to shareholders.

15.	Please consider including in the section of the Registration Statement that discusses the committed capital the ratio of contributed capital to total committed capital.

Response:

The Fund respectfully submits that it is not aware of any affirmative requirement to disclose the ratio of contributed capital to total committed capital. However, the Fund will provide such disclosure in connection with the preparation of the audited financial statements for the fiscal year ended September 30, 2016.

16.	Ensure that the Statement of Changes conforms to the presentation requirements of S-X 6-09.

Response:

The Fund respectfully submits that the Consolidated Statements of Changes in Net Assets included in the Registration Statement complies with the requirements of Rule 6-09 of Regulation S-X.

17.	The disclosure in footnote (1) on the Consolidated Schedule of Investments (on page F-13) states that the majority of the investments bear interest at a rate that may be determined by reference to LIBOR or Prime which reset daily, quarterly or semiannually. In future financial statements, please disclose the specific base rates used to calculate the rate, such as monthly, quarterly or semi-annual LIBOR rates. Disclosure should also include any applicable floors on the LIBOR rates. See Regulation S-X 12-12.

Response:

Because the majority of the Fund’s debt investments are subject to a LIBOR floor that is above the current 1-month and 3-month LIBOR, the Fund believes that this incremental disclosure would be potentially confusing to investors. In addition, because the Fund’s debt investments will often bear interest at LIBOR or Prime rates that reset over different periods for the same portfolio company, including the requested incremental disclosure could further create confusion for investors. The Fund currently discloses the current rate of interest in effect as of the most recent balance sheet date in its Consolidated Schedule of Investments and will evaluate in connection with the preparation of future filings the disclosure of this additional information.

Asen Parachkevov
October 28, 2016

18.	Consider including the percentage of non-qualifying assets in future filings in the footnote to the SOI where non-qualifying assets are identified.

Response:

The Fund respectfully submits that it is not aware of any affirmative requirement to disclose the percentage of non-qualifying assets in the footnotes to its Schedule of Investments. However, the Fund will provide such disclosure in connection with the preparation of the audited financial statements for the fiscal year ended September 30, 2016.

19.	For all unfunded commitments please provide in correspondence the following:

a.	A representation that the Fund reasonably believes the assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments.

b.	A general explanation as to how they believe they can cover their commitments.

c.	The disclosure in Note 9 (“Commitments and Contingencies”) indicates that the Fund had a total of $61,259,000 million in outstanding commitments at 6/30/16 under various undrawn revolvers and other credit facilities. Please disclose each unfunded commitment separately by portfolio company. Please refer to the January 2006 AICPA Expert Panel Meeting for a discussion on the disclosures we would expect to see with respect to unfunded commitment, i.e. for each unfunded commitment the Fund should disclose the amount and the extended value of each unfunded commitment as of each reporting period.

Asen Parachkevov
October 28, 2016

Response:

The Fund respectively believes that its assets will provide adequate coverage to allow it to satisfy all of its unfunded investment commitments. The Fund and GC Advisers routinely monitor the Fund’s level of unfunded investment commitments as well as historic rates of drawings upon unfunded investment commitments across the Golub Capital platform to determine that the Fund has sufficient assets, sufficient unfunded capital commitments and available debt commitments under the Credit Facility, the Revolver and/or the SMBC Revolver to provide adequate coverage to satisfy unfunded investment commitments that are likely to be drawn upon by portfolio companies. For example, as of June 30, 2016, the Fund maintained unfunded capital commitments of greater than $345 million, cash and cash equivalents of approximately $14.6 million and available debt commitments under its leverage facilities of more than $225.0 million. Were the level of unfunded commitments (or historic rates of drawings upon unfunded commitments) to rise to a level such that the Fund no longer believed that it maintained sufficient assets to provide adequate coverage, the Fund would explore one or more of (a) the expansion of one of or more of its leverage facilities (subject to the limitations of the 1940 Act), (b) drawdowns of unfunded capital commitments, (c) the sale of certain of its assets for cash and (d) the cessation of certain investment activities. The Fund respectfully submits that the Consolidated Schedules of Investments as of June 30, 2016 and September 30, 2015 both include the amortized cost and fair value of each unfunded commitment together with a footnote explaining the cause of the negative fair value and/or negative amortized cost, where applicable. The Fund will evaluate providing additional disclosure denoting the amount of each unfunded commitment by borrower in connection with the preparation of the audited financial statements for the fiscal year ended September 30, 2016.

20.	Please explain in correspondence how the determination was made not to consolidate the Fund’s joint venture(s). Please cite the applicable guidance (U.S. GAAP and 1940 Act Regulations) in your response. Please note whether the auditors agree with this assessment. Include in the discussion the responses to the questions below:

a.	Will the leverage of the joint venture be counted as a senior security for purposes of calculating asset coverage ratios?

b.	Please describe how the investment in the joint venture will be treated for incentive fee calculation purposes.

c.	Will the Company monitor the joint venture for compliance with 3-09/4-08g disclosures on a continuous basis?

d.	Please describe how expenses of the joint venture will be presented in the fee table.

Response:

The Fund respectfully submits that the structure of its investment in GCIC SLF is substantially identical to the structure of the investment by GBDC in Senior Loan Fund LLC (“GBDC SLF”) and that the Fund’s joint venture partner, Aurora National Life Assurance Company (“Aurora”), is an affiliate of RGA Reinsurance Company, GBDC’s joint venture partner. For example, voting rights for GCIC SLF are split 50-50 between the members and all material investment and operational decisions are jointly shared and must be approved by an equal number of representatives from both the Fund and Aurora.

Asen Parachkevov
October 28, 2016

The non-consolidation of the financial statements of GBDC SLF in GBDC’s consolidated financial statements was discussed at length with the Staff prior to GBDC’s investment in GBDC SLF. Similar to GBDC SLF, the non-consolidation of GCIC SLF is in accordance with U.S. generally accepted accounting principles (“GAAP”), and the Fund considered ASC Topic 946, ASC Topic 810 and SEC IM Guidance Update No. 2014-11 in reaching this conclusion. Because the Fund does not have a majority voting interest or controlling rights in GCIC SLF, the Fund has concluded that it does not have a controlling financial interest in GCIC SLF. As a result, the Fund has concluded it should account for GCIC SLF as an investment in a controlled affiliate company, rather than consolidating GCIC SLF for financial statement and accounting purposes.

a.	The Fund respectfully submits that, as discussed with the Staff prior to GBDC’s investment in GBDC SLF and consistent with industry practice, the leverage of GCIC SLF, as a non-consolidated subsidiary, is not treated as a senior security of the Fund for purposes of calculating the Fund’s asset coverage under the 1940 Act.

b.	The Fund respectfully submits that, as discussed with the Staff in connection with GBDC’s investment in GBDC SLF, the Fund treats interest income from its investment in the subordinated notes of GCIC SLF and investment income from its investment in the LLC equity interests of GCIC SLF as part of the income component of the Incentive Fee payable to GC Advisors. The Fund treats the realized gains and losses on the sale of the loans held by GCIC SLF as part of the capital gains component of the Incentive Fee.

c.	The Fund confirms that it will monitor GCIC SLF for compliance with the requirements of Rules 3-09 and 4-08(g) of Regulation S-X at such times as required by such Rules.

d.	The Fund respectfully submits that in the event it files a registration statement on Form N-2 for the offering of securities under the Securities Act of 1933, as amended, it will, for purposes of the Fees and Expenses table, include the expenses of GCIC SLF, as “Acquired fund fees and expenses” to the extent such fees exceed one basis point. The Fund respectfully submits that no management fee is charged by Golub Capital LLC in connection with the administrative services it provides to GCIC SLF. However, GCIC SLF does reimburse Golub Capital LLC for its costs related to providing accounting, bookkeeping, treasury, loan operations, reporting and administrative services for GCIC SLF.

Asen Parachkevov
October 28, 2016

21.	Please confirm that all related party transactions are described in accordance with ASC 850. Particularly, if administrative fees are paid to the advisor by the affiliated joint venture programs ensure all appropriate disclosures are noted.

Response:

The Fund confirms that all related party transactions have been described in the Registration Statement in accordance with ASC Topic 850, Related Party Disclosures. As noted in the response to Comment 20 above, no management fee is charged by Golub Capital LLC in connection with the administrative services it provides to GCIC SLF. However, GCIC SLF does reimburse Golub Capital LLC for its costs related to providing accounting, bookkeeping, treasury, loan operations, reporting and administrative services for GCIC SLF.

22.	Please discuss in your correspondence the accounting for organization and offering costs. Include in the discussion if the Fund is a continuously offered fund. Offering costs of open-end investment companies and of closed-end funds with a continuous offering period shall be recognized as a deferred charge. ASC946-20-25-6. Further, we point to the guidance under ASC946-20-35-5: Offering costs recognized as a deferred charge under paragraph 946-20-25-6 shall be amortized to expense over 12 months on a straight-line basis when operations begin.

Response:

For accounting purposes, the Fund has operated as a continuously-offered fund. The Fund respectfully submits that organization and offering costs are recognized as a deferred charge and amortized to expense over 36 months on a straight-line basis from December 31, 2014, the date when the Fund’s operations began. The Fund acknowledges that this is longer than the period indicated under ASC 946-20-25-6 but disclosed the deviation to investors in the private placement memorandum and chose the 36-month period primarily because it would require substantially all of the Fund’s investors to bear some portion of the offering costs, rather than putting the expense burden on only those investors who participated in the early closings, which investors do not represent a majority of the Fund’s current investors.

23.	The Investment Advisory Agreement (Exhibit 10.14) states that the Adviser agrees to waive any reimbursement by the Fund for any expenses the Adviser incurs on the Fund’s behalf for organization of the Fund and registration and offering of shares of the common stock of the Fund in an aggregate amount in excess of seven hundred thousand dollars ($700,000). Please discuss in the correspondence if the Fund has already accrued the $700,000 for organizational and offering costs? Are these expenses to be borne by the Fund and waived by the Adviser? If so, does the current presentation conform to the advisory agreement?

Asen Parachkevov
October 28, 2016

Response:

The Fund respectfully submits that the subsection entitled “Other related party transactions” to Footnote 4 to the consolidated financial statements of the Fund as of and for the nine months ended June 30, 2016 discloses that, as of June 30, 2016, the Fund had incurred organizational costs of approximately $534,000. Therefore, the organizational costs had not yet exceeded the $700,000 threshold set forth in the waiver letter filed with the Registration Statement as Exhibit 10.14 (the “Waiver Letter”). Expenses subject to reimbursement pursuant to the Waiver Letter would include expenses related to organization of the Fund and registration and offering of its shares of common stock and would include expenses borne by the Fund and waived by the Adviser as well as expenses borne by the Adviser on behalf of the Fund and then waived. The Fund respectfully submits that the current presentation conforms to the Waiver Letter.

24.	Identify the 7 day yield on the BlackRock MMF held at period end.

Response:

The Fund will include disclosure of the 7-day yield at period end of any money-market fund held by the Fund as of such period end beginning with the audited financial statements for the fiscal year ended September 30, 2016.

25.	Under Schedule of Investments, page 13, footnote 10, and on page F-20, footnote 8, the disclose states that the ownership of certain equity investments may occur through a holding company or partnership. Please explain this footnote further in correspondence and include in your discussion whether these equity investments that are held are held by a consolidated holding company. If so, has the holding company been identified in the Financial Statements as a consolidated entity?

Response:

The Fund respectfully submits that, with the exception of its investment in the LLC equity interests of GCIC SLF, which is not consolidated on the Funds’ financial statements, all equity investments of the Fund that occur through a holding company or partnership are held by one or more consolidated, wholly-owned subsidiaries of the Fund.

26.	On the Financial Highlights table, page F-48, please include the disclosure requirements of Instruction 13b to Item 4.1 of Form N-2 in future filings, i.e. (b) notes that the total investment return does not reflect sales load.

Asen Parachkevov
October 28, 2016

Response:

The Fund respectfully submits that, in accordance with Instruction 1 to Item 4.1 of Form N-2, a business development company, such as the Fund, may omit the information called for by Item 4.1. The Fund will evaluate providing such disclosure in connection with the preparation of the audited financial statements for the fiscal year ended September 30, 2016.

27.	The expense ratio reported in the Financial Highlights as required by Form N-2 should include all expenses on the statement of operations and should be labeled as “Ratio of Expenses to Average Net Assets” as required by Item 4 of Form N-2. The Fund currently discloses several different expenses ratios that exclude incentive fees. In future filings disclose the required ratio with all expenses, and move any ratios excluding items to the footnotes.

Response:

The Fund respectfully submits that, in accordance with Instruction 1 to Item 4.1 of Form N-2, a business development company, such as the Fund, may omit the information called for by Item 4.1. The Fund respectfully submits that the supplemental ratios are already included in the footnotes as indicated by the line separating the footnotes from the rest of the Financial Highlights table. The Fund respectfully submits that the disclosure of supplemental ratios in the Registration Statement is consistent with the corresponding disclosure by GBDC, which was revised commencing with the financial statements prepared for periods ending on or after March 31, 2016 in response to a Staff comment to GBDC’s registration statement on Form N-2.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or Thomas J. Friedmann at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Asen Parachkevov
October 28, 2016

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	David B. Golub, Golub Capital Investment Corporation
Ross A. Teune, Golub Capital Investment Corporation
Joshua M. Levinson, Golub Capital Investment Corporation
Thomas J. Friedmann, Dechert LLP